EXHIBIT 99.2

                     PRICEWATERHOUSECOOPERS LETTERHEAD


 15 February 1999

 Westpac Securities Administration Limited            Standard and Poor's
 Level 5 Endeavour House                         Level 37, 120 Collins Street
 50 Pitt Street                                        MELBOURNE VIC 3000
 SYDNEY NSW 2000                                Attention:  Ms. Sofia Georgiou
 Attention:  Mr. Robert Hamilton

 The Mortgage Company Pty Limited               Moody's Investors Service
 25 Pierson Street                              Level 10, 55 Hunter Street
 LOCKLEYS SA 5032                               SYDNEY NSW 2000
 Attention:  Mr. Mike Dilworth                  Attention:  Mr. Patrick Eng

 Dear Sirs/Madam

 CUSTODIAL SERVICES AUDIT

 Scope

 We have conducted an independent audit during the week ending 5
 February 1999 in accordance with Clause 3.3 of the Westpac
 Securitisation Trusts Servicing Agreement (the "Agreement") in relation to the following Relevant Trusts:

 o Series 1997-1 WST Trust
 o Series 1997-2 WST Trust
 o Series 1997-3 WST Trust
 o Series 1997-4E WST Trust
 o Series 1998-1G WST Trust
 o WST Warehouse Trust #1

 Unless otherwise defined terms and phrases have the same definition as those appearing in the WST Transaction Documents.

 Pursuant to Schedule 2 of the Agreement, our audit was performed in order to express an opinion about:

 (a) the Servicer's control procedures based on the specific Control Objectives listed below

 (b)  the contents of the Security Packets

 Our audit of the control procedures has been conducted in accordance with Australian Auditing Standards applicable to performance audits and accordingly included such tests and procedures as we considered necessary in the circumstances. These procedures have been undertaken to form an opinion whether in all material respects, the control procedures in relation to The Mortgage Company Pty Limited's (the Servicer) role as custodian were adequately designed so as to achieve the Control Objectives listed below, and were operating at the time of our audit.


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 Our audit of the contents of the Security Packets was undertaken to confirm, on the overall population of the Relevant Trusts, with 95% confidence, that the Security Packets contain the Relevant Documents that they should with an error rate not exceeding 5%.

 This report has been prepared for the use of the Trustee, the Servicer and the Designated Rating Agencies for the purpose of monitoring the Servicer's custodial role. We disclaim any assumption of responsibility for any reliance on this report to any person other than those mentioned, or for any other purpose other than that for which it was prepared.

 Control Objectives

 The specific Control Objectives (listed in Schedule 2 of the Agreement) are to ensure:

 o the custodial duties and responsibilities of the Servicer, as outlined in Section 3 of the Agreement, are met

 o the Relevant Documents are capable of identification, segregated by reference to the relevant Portfolio of Receivables and from other mortgage title documents held by the Servicer

 o the Relevant Documents may not be removed or tampered with except with appropriate authorisation

 o    the location of the Relevant Documents can be detected at any time.

 The Servicer, under the delegation of the Trustee, is responsible for maintaining an effective internal control structure for the custodial operations of the Relevant Trusts.

 Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal controls to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the control procedures may deteriorate.

 The audit opinion expressed in this report has been formed on the above basis.

 Audit Opinion

 In our opinion:

      (a) in relation to the custodial operations of the Relevant Trusts, the Servicer maintained during January 1999, in all material respects, control procedures designed to achieve the specific Control Objectives referred to above.

      (b) we are 95% confident that the error rate in the contents of the Security Packets of the Relevant Trusts does not exceed 5% with respect to the overall population of the WST Relevant Trusts.

 No errors were detected during our audit.


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 We grade the custodial performance of the Servicer under the Agreement as "Good" as defined in Schedule 2 of the Agreement ie all control procedures and accuracy of information in respect of Relevant Documents completed without exception, other than immaterial and occasional variances.

 Yours faithfully


      /s/ PricewaterhouseCoopers
--------------------------------
 PricewaterhouseCoopers
 Chartered Accountants


      /s/ MJ Codling
--------------------------------
 MJ Codling
 Partner



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